UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934*

JA Solar Holdings Co., Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

466090107
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ √ ]	Rule 13d-1(d)

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466090107

1.	Names of Reporting Persons. [I.R.S. Identification Nos. of above persons (entities only).] Jinglong Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 38,000,000 ordinary shares

		6.	Shared Voting Power Not applicable

		7.	Sole Dispositive Power 38,000,000 ordinary shares

		8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,000,000 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 24.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

JA Solar Holdings Co., Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People's Republic of China

Item 2(a).	Name of Person Filing:

Jinglong Group Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, People's Republic of China

Item 2(c).	Citizenship:

Place of incorporation: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

466090107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
38,000,000 ordinary shares

(b)	Percent of class:
24.7%

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	38,000,000 ordinary shares
	(ii) Shared power to vote or to direct the vote	Not applicable
	(iii) Sole power to dispose or to direct the disposition of	38,000,000 ordinary shares
	(iv) Shared power to dispose or to direct the disposition of	Not applicable

Jinglong Group Co., Ltd. (“Jinglong Group”), a British Virgin Islands company, is the record owner of 38,000,000 ordinary shares of JA Solar Holdings Co., Ltd. Mr. Baofang Jin is the sole director of Jinglong Group and has a 32.96% economic interest in Jinglong Group.   Mr. Jin disclaims the beneficial ownership of 25,475,200 ordinary shares beneficially owned by other shareholders of Jinglong Group.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2008

Jinglong Group Co., Ltd.

By:	/s/ Jin Baofang
Name:	Jin Baofang
Title:	Sole Director